

Mail Stop 3030

March 19, 2009

Via Facsimile and U.S. Mail

Kevin P. March
Chief Financial Officer
Texas Instruments, Inc.
12500 TI Boulevard
P.O. Box 660199
Dallas, Texas 75266-0199

      Re: Texas Instruments, Inc.
            Form 10-K for the Year Ended December 31, 2008
               Filed February 24, 2009
            File No. 001-03761

Dear Mr. March:

      We have reviewed your filing and have the following comments. We have limited our review of your filing to those items we have addressed in our comment. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Year Ended December 31, 2008

Item 9A. Controls and Procedures, page 14

1.   The language that is currently included after the word "effective" appears to be
       superfluous, since the meaning of "disclosure controls and procedures" is established by
       Rule 13a-15(e) of the Exchange Act. Please remove the language in your future filings or
       revise the disclosure so that the language that appears after the word "effective" is
       substantially similar in all material respects to the language that appears in the entire two-
       sentence definition of "disclosure controls and procedures" set forth in Rule 13a-15(e).

Exhibit 13. Portions of Registrant's 2008 Annual Report to Stockholders

Notes to Financial Statements, page 7

Note 2. Restructuring Activities, page 11

2.   We note that you accrued $121 million in the year ended December 31, 2008 relating to a
       restructuring action that you announced in January 2009. We further note that you record
       involuntary severance-related expenses related to an ongoing benefit in accordance with
       the provisions of SFAS 112 once they are probable and the amounts are estimable. With
       reference to this specific restructuring action, please explain to us why you concluded it
       was appropriate to record the $121 million charge as of December 31, 2008.

Note 16. Supplemental Information, page 30

3.   We note your disclosure on page 38 that you maintain consigned inventory at your
       customer locations. Please revise this note in future filings to separately present your
       consigned inventory. Refer to Question 2 of SAB Topic 13(A)(2).

Management's discussion and analysis of financial condition and results of operations, page 37

4.   We note from page 40 that your gross profit decreased by 15% due to lower revenue and,
       to a lesser extent, the impact of lower factory utilization resulting from your efforts to
       reduce inventory. Please revise future filings to quantify the effects that your lower
       factory utilization had upon your 2008 gross margin from your efforts to reduce your
       inventory.

5.   In addition, we note your disclosure on page 38 that you "now tend to carry relatively
       higher levels of inventory than in past years." However, we note that your total inventory
       has declined from December 31, 2007 to December 31, 2008. It appears that the higher
       inventory levels you are referring to are in relation to your total sales, and although total
       inventory has declined, it has not declined at the same rate as revenues. Please revise

Texas Instruments, Inc.
Mr. Kevin P. March
March 19, 2009
Page 3

future filings to clarify what you mean by "relatively higher levels of inventory than in past years."

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief